Exhibit 2

Comptroller of the Currency

Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. “Wells Fargo Bank, National Association,” Sioux Falls, South Dakota, (Charter No. 1), is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

IN TESTIMONY WHERE OF, I have

hereunto subscribed my name and caused

my seal of office to be affixed to these

presents at the Treasury Department, in the

City of Washington and District of

Columbia, this May 25, 2011.

Acting Comptroller of the Currency